[Janus Letterhead]


December 26, 2006

VIA EDGAR
---------

U.S. Securities and Exchange Commission Division of Investment Management U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0505

Attention: Messrs. Larry Greene and Richard Pfordte

Re:  JANUS INVESTMENT FUND  (the "Registrant")
     1933 Act File No. 002-34393
     1940 Act File No. 811-1879

Dear Gentlemen:

The purpose of this letter is to respond to comments of the staff ("Staff") of the Securities and Exchange Commission ("SEC"), as communicated in telephone conferences on October 31, 2006, November 2, 2006, November 17, 2006, November 23, 2006, November 29, 2006, December 6, 2006, and December 20, 2006, with respect to the preliminary proxy statement and accompanying materials of the Registrant filed on October 20, 2006, and amended preliminary proxy statement filed on December 15, 2006 (each, a "Proxy Statement") related to a special meeting of shareholders of Janus Money Market Fund and Janus Government Money Market Fund, each a series of the Registrant (each, a "Fund," and collectively, the "Funds"), to be held on February 16, 2007. The Proxy Statement seeks shareholder approval of transactions described in an Agreement and Plan of Reorganization related to the reorganization of Institutional Shares and Service Shares (each, a "Current Share Class" and collectively, the "Current Share Classes") of each Fund that transfers assets of the Current Share Classes into corresponding shares of new money market funds (the "New Funds")(the "Transaction"). Each Fund's Investor Share class will also vote on the Transaction and will continue as shareholders of the Current Fund. On behalf of the Registrant, responses to the comments are as follows:

1. COMMENT: The Staff requested that the Registrant document all comments and responses and provide a Tandy representation in the letter to be filed as correspondence separate from the filing.

    RESPONSE: The Registrant acknowledges the comment and confirms that it has complied.

2. COMMENT: The Staff inquired whether disclosure regarding the Transaction was disclosed in each Fund's prospectus.

    RESPONSE: As noted during the discussion, each Fund's prospectus has been supplemented to reflect the Transaction.

3. COMMENT: The Staff inquired as to whether the Transaction is in compliance with no-action letters under Rule 145.

    RESPONSE: The Registrant has taken the position that the Transaction is in compliance with Rule 145. As you are aware, in numerous instances the Staff has interpreted Rule 145(a)(2) under the Securities Act of 1933, as amended, to apply to "shell" reorganizations of registered investment companies (i.e. transactions in which the assets of a predecessor are transferred to newly organized successor). As such, the Staff has permitted such transactions to be effected on the basis of an ordinary proxy solicitation, rather than through a registration statement on Form N-14. In so doing, the Staff has given an expansive interpretation to Rule 145(a)(2) under the 1933 Act, which on its face applies to "statutory merger . . . or similar plan of acquisition . . . where the sole purpose of the transaction is to change an issuer's domicile."

    The Staff has granted no-action relief in connection with transactions involving changes that were considerably more significant than those in the proposed reorganization, including changes in the form of organization, investment policies, operating practices and closed-end/open-end or diversified/non-diversified status. For example in PEMCO (available May 31,
    1988) the Staff allowed a New York limited partnership seeking to reorganize as a Maryland corporation to rely on Rule 145(a)(2) with respect to a transaction that would concurrently (i) expand the pool of eligible investors by permitting investment by the general public, (ii) change the fund from diversified to non-diversified status, (iii) change certain fundamental investment policies, (iv) allow the purchase and redemption of fund shares on a daily, rather than a quarterly basis, (v) change the identity of the custodian and certified public accountants, and (vi) change the composition of the Board of Directors.

    In the present case,

      - The acquiring funds are shell entities that will not commence operations or have any assets before the reorganization date.

      - Shareholders will receive shares of a newly formed class of the applicable shell fund that have substantially the same features as the current class.

      - The acquiring trust will have a board of directors that is identical to the board of directors for the acquired trust.

      - Each acquiring fund will have an investment management agreement that is identical to the investment management agreement for the acquired fund, except for the term and except for the parties (i.e., the acquiring trust will be the party).

      - Each acquiring fund will have identical fundamental and non-fundamental policies as the applicable current fund.

          As discussed, in 2000, ten series of a new registrant, Janus Adviser Series were formed from the spin-off of an existing class of ten corresponding series of Janus Aspen Series, a transaction which was accomplished by means of an ordinary proxy solicitation rather than a registration statement on Form N-14. The counsel that represented Janus Adviser Series and Janus Aspen Series in that transaction has confirmed that the ability to rely upon Rule 145(a)(2) was discussed in detail with the Staff. While the Staff raised an issue regarding the successor's ability to use prior performance information, which issue was the subject of a no-action letter (see Janus Adviser Series, publicly available August 28, 2000), the Staff did not deem it necessary to address the availability of Rule 145 in the no-action letter. Indeed, we note that the Staff has previously indicated that it will not consider no-action requests involving Rule 145(a)(2) transactions unless they involve novel or unusual issues. See, e.g., CIGNA Aggressive Growth Fund, Inc. (pub. avail. Feb. 15, 1985).

          Prior counsel remembers that the Staff was persuaded by the same fundamental facts that are present here, i.e. that the successor funds were newly created entities which immediately following the transaction would have identical investments to their predecessors and that the successor funds would have substantially similar investment characteristics on an ongoing basis. In other words, the planned proxy solicitation did not involve a new investment decision by shareholders; rather, the transactions would merely result in the re-housing of a portion of the predecessor fund in a new but similar legal entity. For the reasons stated, Registrant believes that it may proceed with the proposed Transaction without a need for a registration statement on Form N-14.


4. COMMENT: The Staff inquired as to whether the Transaction is in compliance with the Registrant's Trust Instrument and applicable state law.

    RESPONSE: The Registrant believes that the Transaction is in compliance with the Registrant's Trust Instrument. The Registrant's Trust Instrument gives the Trustees power to effect a conversion or re-designation of any class or series without a shareholder vote provided that certain determinations are made (step one of the Transaction). The Registrant's Trust Instrument also authorizes the Trustees to effect a shell fund reorganization without a shareholder vote (e.g., other mergers not involving the redemption-upon-demand element are being effected with a shareholder vote) (step two of the Transaction). To the best knowledge of the Registrant, the Registrant believes that the Transaction is in compliance with applicable state law.

5. COMMENT: The Staff inquired as to whether performance of a Current Share Class would carry over to the corresponding share class of the New Fund.

    RESPONSE: Since the investment objective, policies, restrictions and fee structure are the same pre- and post- the Transaction, the performance of each Current Share Class is expected to carry forward to the corresponding class of the New Fund.

6. COMMENT: The Staff indicated that the letter to shareholders contained in the Proxy Statement should provide greater detail explaining the Transaction.

    RESPONSE: The Registrant has revised the letter to shareholders accordingly.

7. COMMENT: The Staff noted that certain text contained in the shareholder letter appeared in all capital letters.

    RESPONSE: As noted during the discussion, the noted text is in bold font and appears in all capital letters only in the EDGAR filing.

8. COMMENT: The Staff noted that the disclosure in the Proxy Statement should be revised to clarify the Transaction.

    RESPONSE: The Registrant has revised the Proxy Statement to better reflect the mechanics of the Transaction and has provided the Staff with additional analysis with respect to the Transaction, a copy of which is attached as Exhibit A.

9. COMMENT: The Staff requested clarification with respect to language in the Proxy Statement regarding retail shareholders ability to avoid certain costs historically attributable to institutional shareholders.

    RESPONSE: The Registrant has revised the disclosure in the Proxy Statement removing such language as it was not applicable.

10. COMMENT: The Staff requested clarification as to what would occur if approval for the Transaction was not obtained by all Current Share Classes.

    RESPONSE: Through numerous conversations with the Staff, this comment is no longer applicable as the Transaction is no longer a vote of the Current Classes but instead, is a fund-wide vote. However, the Proxy Statement explains that each Fund's Board of Trustees retains the right to not proceed with the Transaction if it is determined that the Transaction is no longer in the best interests of a Fund.

11. COMMENT: The Staff inquired as to the precedent for the Transaction's two-step structure.

    RESPONSE: As discussed, the Registrant designed the Transaction to mirror the reorganization of a class of series of another trust managed by Janus Capital Management LLC ("Janus Capital") into other series also managed by Janus Capital. That reorganization occurred in 1999/2000 and was discussed with the Staff at that time. A copy of a memorandum discussing this two-step process that was previously provided to the Staff is attached to this letter as Exhibit A.

12. COMMENT: The Staff asked that the disclosure relating to the transfer of assets and liabilities be revised, as the Staff believed the disclosure provided in the Proxy Statement was unclear as to what liabilities remained in each New Fund following the Transaction.

    RESPONSE: Clarifying disclosure has been added with respect to the transfer of assets and liabilities.

13. COMMENT: The Staff requested clarification with respect to the language "excess cash" in the following sentence: "For the New Funds, if the cash position of the New Fund is more than one percentage point more than the cash position of the Current Fund just prior to the Reorganization, Janus Capital will bear the cost of investing that excess cash."

    RESPONSE: The following disclosure has been added to the Proxy Statement to clarify the meaning of "excess cash:" "It is anticipated that each New Fund will have, after the Reorganization, a cash position in its portfolio roughly equivalent to the cash position of the corresponding Current Fund immediately prior to the Reorganization. If, however, the cash position of the New Fund, after the Reorganization, is more than one percentage point greater than the cash position of the Current Fund just prior to the Reorganization, Janus Capital will bear the cost of investing such excess cash."

14. COMMENT: The Staff inquired as to the reference to "initial portfolio manager" as used in the Proxy Statement.

    RESPONSE: The disclosure has been revised to remove "initial" from the Proxy Statement.

15. COMMENT: The Staff inquired whether the chart on page 15 of the initial preliminary Proxy Statement describes the current and pro forma capitalizations of the Current Share Classes and whether such chart should reflect all share classes.

    RESPONSE: The chart has been revised to include current and pro forma capitalizations of each share class of each Fund.

16. COMMENT: The Staff inquired as to whether an expense example should be included in the Proxy Statement.

    RESPONSE: Since this was filing of a proxy statement on Schedule 14A and not a prospectus/proxy statement on Form N-14, in accordance with instructions to Schedule 14A, no expense example is required. However, in order to ensure appropriate communication to the shareholders of current and pro forma fees, the Registrant has added an expense example to the Proxy Statement.

17. COMMENT: The Staff inquired as to whether, post-Transaction, shareholders would be subject to different levels of service regarding their investment.

    RESPONSE: The Registrant confirmed that post-Transaction shareholders would not be subject to different levels of service regarding their investment.

18. COMMENT: The Staff advised that they may have further comments regarding the taxable nature of the Transaction.

    RESPONSE: The Registrant acknowledged the Staff's comment.

19. COMMENT: The Staff advised that any additional solicitation material would need to be filed via EDGAR.

    RESPONSE: The Registrant acknowledged the Staff's comment.

20. COMMENT: The Staff requested that the Registrant confirm its position that the Transaction may be approved by shareholders through a Proxy Statement rather than an N-14.

    RESPONSE: The Registrant confirms its position that the Transaction may be approved by shareholders through a Proxy Statement rather than on Form N-14. See the response provided to Comment #3, additional analysis included in
    Section III of Exhibit A attached to this letter, and confirmation of such position included in the attached Exhibit B.

21. COMMENT: The Staff requested additional information as to the analysis with respect to the determination that each Fund's organizational documents permits voting of this reorganization by only certain shareholders of the Fund and not the Fund as a whole as well as that voting by certain share classes of a reorganization that involves the entire Fund is compliant with
    Section 18(i) of the Investment Company Act of 1940, as amended, and Rule 18f-2 thereunder.

    RESPONSE: The Registrant believes that its organizational documents permit consideration of the Transaction by only the Current Share Classes. Specifically, Section 4.2(e) of the Registrant's Trust Instrument provides, in relevant part, that "[a]ll shares of all Series and classes thereof shall vote together as a single class; provided, however, that . . . (ii) as to any matter which affects the interests of one or more particular Series or classes thereof, only the holders of shares of the one or more affected Series or classes shall be entitled to vote, and each such Series or class shall vote as a separate class."

    While the Registrant continues to believes that voting on the Transaction by only certain share classes (i.e., the Current Share Classes) rather than all Fund shareholders is permitted under the Registrant's organizational documents and is compliant with Section 18(i) and Rule 18f-2 (as discussed further in Exhibit B), as requested by the Staff, the

    Registrant has revised the Proxy Statement such that approval of the Transaction is a fund-wide, rather than a class-level, vote for purposes of obtaining a "1940 Act majority vote."

22. COMMENT: The Staff indicated its position that the Registrant must be comfortable with its analysis under Rule 145 that approval of the Transaction may be done through a Proxy Statement rather than an N-14 and that the Staff does not necessarily support that position.

    RESPONSE: The Registrant acknowledges the Staff's position and reiterates its position that the Transaction may, in accordance with applicable law and guidance from SEC no-action letters, be approved by shareholders through a Proxy Statement rather than an N-14.

23. COMMENT: The Staff indicated its position that approval of the Transaction requires a fund-wide, rather than class level vote and therefore requested that the Investor Shares participate in the vote.

    RESPONSE: The Registrant has revised the Proxy Statement to incorporate the Investor Share Class and has changed the vote from a share class vote to a Fund vote. However, as discussed, since the Transaction was being submitted for shareholder approval rather than falling under Rule 17a-8 under the 1940 Act in order to satisfy regulations of the Internal Revenue Service regarding the tax consequences (as this Transaction otherwise complied with the conditions under Rule 17a-8), in order to proceed with the Transaction without incurring potential adverse tax implications for the Current Funds or holders of a Current Share Class, the Transaction will be contingent upon approval of the majority of holders of each Current Share class.

24. COMMENT: The Staff requested clarification with respect to the Registrant's ability to remove the voluntary fee waiver noted in the Proxy Statement with respect to Investor Shares.

    RESPONSE: The Registrant has added clarifying language to the Proxy Statement reflecting the Registrant's ability to change or remove such voluntary waiver at any time at its discretion.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the definitive proxy statement filed on Schedule 14A. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments, in the preliminary proxy statement filed October 20, 2006 on Schedule 14A and amended preliminary proxy statement filed on December 15, 2006, each reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filings, and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any concerns regarding the above responses, please call me at (303) 394-6459. Thank you for your assistance in this matter.

Regards,


/s/ Stephanie Grauerholz-Lofton

Stephanie Grauerholz-Lofton
Vice-President & Associate Counsel

cc:  Gregory P. Dulski
     Richard C. Noyes
     Donna L. Brungardt
     Cindy A. Antonson

                                    EXHIBIT A


                                   MEMORANDUM


To: Larry Greene, Division of Investment Management of the U.S. Securities and Exchange Commission

From: Stephanie Grauerholz-Lofton, Assistant Vice-President & Associate Counsel Gregory Dulski, Associate Counsel, each of Janus Capital Management LLC ("Janus")

Date:     November 2, 2006

Re:       Janus Money Market Fund Proxy Structure Analysis

--------------------------------------------------------------------------------

         As discussed on our call today, November 2, 2006, the following summarizes (i) the two-step process of the reorganization structure of the 1999/2000 spin-off of the Retirement Shares class of each then existing series of Janus Aspen Series ("JAS"), a Delaware statutory trust, to create corresponding series of Janus Adviser Series ("JAD"), a Delaware statutory trust, and (ii) the determination to file using Schedule 14A as opposed to Form N-14, each discussed with and reviewed by the staff ("Staff") of the Securities and Exchange Commission ("SEC") at that time. Members of the Staff involved in those discussions included Nadya Roytblat, then Branch Chief in the Applications Office, and Richard Pfordte, Branch Chief. The JAS spin-off of 2000 is referred to in this memo as the "Precedent Transaction." In addition, Janus sought and obtained a private letter ruling from the Internal Revenue Service ("IRS") in connection with the Precedent Transaction whereby the IRS concluded that, under
Section 852(b)(6) of the Internal Revenue Code, a fund will recognize neither gain nor loss upon the distribution of shares of the new fund to its shareholders in exchange for retirement shares pursuant to the transaction.

         As discussed with you by telephone on October 31, 2006, in consultation with our outside counsel, we believe that the Precedent Transaction is substantially similar to the Proposed Transaction described in the preliminary proxy statement filed on October 20, 2006, and therefore, the same analysis applies. The "Proposed Transaction" referred to in this memo is the spin-off of Institutional Shares and Service Shares of each of Janus Money Market Fund and Janus Government Money Market Fund of Janus Investment Fund ("JIF"), a Massachusetts business trust, into corresponding Institutional Shares and Service Shares of newly created series in JAD, namely Janus Institutional Money Market Fund and Janus Institutional Government Money Market Fund, respectively. The Proposed Transaction has been structured in accordance with the structure of the Precedent Transaction.

I.       TWO-STEP STRUCTURE

         A.  Precedent Transaction
         The Precedent Transaction involved the following two steps to occur on the effective date of the reorganization:

         1. Redesignation. JAS designated the Retirement Shares class of each series as a separate series rather than just a separate class. Each then existing series allocated to the corresponding newly-designated series a portion of its assets having a value equal to the aggregate net asset value of all issued and outstanding shares of the then existing Retirement Shares class.

         2. Transfer of Assets and Shares. Each newly-designated Retirement Shares series of JAS transferred all of its assets to the corresponding new JAD fund. In exchange, each new JAD fund delivered to the corresponding Retirement Shares series new fund shares with a value equal to the value of the assets allocated to the Retirement Shares.

         After these two steps, each Retirement Shares series distributed to shareholders of record shares of the corresponding new fund, and all issued and outstanding Retirement Shares were canceled.

         As discussed with and agreed to by the Staff in 1999, step 1 was designed to satisfy the requirements of Rule 17a-7 under the Investment Company Act of 1940, as amended (the "1940 Act") and step 2 was designed to satisfy the requirements of Rule 17a-8 under the 1940 Act with the overall two-step approach supporting the position that no Section 17 application was required (as confirmed by Ms. Roytblat by telephone with our outside counsel on October 25,
1999).

         B.  Proposed Transaction
         The Proposed Transaction is structured to follow the same two step approach of the Precedent Transaction previously discussed with the Staff:

         1. Redesignation. JIF, the current Trust, will designate the Institutional Shares and the Service Shares of Janus Money Market Fund as separate classes of shares in a separate series. JIF will also designate the Institutional Shares and Service Shares of Janus Government Money Market Fund as separate classes of shares of a separate series. As a part of this redesignation, Janus Money Market Fund and Janus Government Money Market Fund in JIF will allocate to the corresponding newly-designated Janus Money Market Fund and Janus Government Money Market Fund, respectively, a portion of its assets having a value equal to the aggregate net asset value of all issued and outstanding shares of the then existing Institutional Shares class and Service Shares class.

         2. Transfer of Assets and Shares. Each newly-designated Janus Money Market Fund and Janus Government Money Market Fund in JIF, the current Trust, will then transfer all of its assets to the corresponding new JAD fund:
              Janus Institutional Money Market Fund and Janus Institutional Government Money Market Fund, respectively. In exchange, each new JAD fund, Janus Institutional Money Market Fund and Janus Institutional Government Money Market Fund, will deliver to the corresponding Institutional Shares and Service Shares of JIF new fund shares with a value equal to the value of the assets allocated to such Institutional Shares and Service Shares.

         After these two steps, Janus Money Market Fund and Janus Government Money Market Fund will distribute to shareholders of record of Institutional Shares and Service Shares, corresponding shares of Janus Institutional Money Market Fund and Janus Institutional Government Money Market Fund, respectively, and all issued and outstanding Institutional Shares and Service Shares of Janus Money Market Fund and Janus Government Money Market Fund will be canceled. For your reference, a side-by-side comparison of the Precedent Transaction and Proposed Transaction is provided as an Appendix at the end of the memo.


II.      SECTION 17 ANALYSIS

         A.  Rule 17a-7
         In making its determination that the first step of the Precedent Transaction did not fall under Section 17, the Staff agreed that if the transferred assets were valued in accordance with Rule 17a-7, no Section 17 application would be required. Moreover, the Staff agreed that Janus could rely on a series of no-action letters that permit one fund to exchange its assets for the shares of another fund provided all of the requirements of Rule 17a-7 are satisfied (other than the requirement that the assets be exchanged for cash).1 Rule 17a-7 and the no-action letters include the following requirements:

     1. The securities sold must be valued in accordance with the selling fund's standard valuation methods and must be consistent with the valuation requirements of Rule 17a-7(b).

     2.  The transaction must be consistent with the policy of each fund.

     3. No brokerage commission, fee (except for customary transfer fee), or other remuneration may be paid in connection with the transaction.

     4. The boards of the purchasing and selling funds must comply with the requirements of Rule 17a-7(e), which require the boards to adopt procedures and approve the transactions.

     5.  Each fund must maintain records in accordance with Rule 17a-7(f).


-----------
1  See, e.g., DFA Investment Trust Co., 1996 SEC No-Act Lexis 533 (March 21,
   1996) and 1995 SEC No-Act Lexis 756 (Oct. 17, 1995); Federated Investors, 1994 SEC No-Act Lexis 464 (April 21, 1994); First National Bank of Chicago, 1992 SEC No-Act Lexis 968 (Sept. 22, 1992).

     6. The two funds must be affiliated persons of one another (under the Section 17 affiliation rules) solely by reason of having a common investment adviser, common directors and/or common officers.

The Precedent Transaction complied with each of the requirements set forth above and the Proposed Transaction is also expected to comply with each of these requirements.

         B.  Rule 17a-8
         The Staff also agreed that Janus could rely on Rule 17a-8 for the second step of the Precedent Transaction -- the transfer of assets and shares between the Retirement Shares series and the new funds. Rule 17a-8 imposes the following requirements:

     1. Rule 17a-8 is available only for funds that are affiliated solely by reason of having a common investment adviser, common directors and/or common officers.

     2. The board of each fund, including a majority of independent trustees, must determine: (1) that participation in the transaction is in the best interest of the fund, and (2) that the interest of existing shareholders will not be diluted as a result of its affecting the transaction.

     3. The board findings, and the basis upon which the finding s were made, must be recorded fully in the minute books of each fund.

The Precedent Transaction complied with each of the 17a-8 conditions set forth above and the Proposed Transaction has also satisfied the 17a-8 conditions set forth above.

III.     PROXY STATEMENT V. N-14

         Discussions with the Staff surrounding the Precedent Transaction focused on whether a proxy statement or N-14 would be required. The Staff agreed that a proxy statement filing on Schedule 14A could be used in lieu of filing on Form N-14 primarily because the additional disclosure requirements in an N-14 were not relevant to a spin-off (e.g. differences between the funds, such as objective, strategy, adviser and fees, all of which were remaining the same). Janus determined, and the Staff agreed, that the no-action letters relating to fund re-domestications (i.e., changing from a Maryland corporation to a Delaware trust), where a proxy statement was used instead of an N-14, was also appropriate precedent.

         The same analysis applies to the Proposed Transaction. The investment objectives, strategies, policies, restrictions and investment adviser of the existing Janus Money Market Fund and Janus Government Money Market Fund are identical to that of the corresponding new series of JAD. In addition, the fee structure of the Institutional Shares and Service Shares of Janus Money Market Fund and Janus Government Money Market Fund is also designed to be the same as that of Institutional Shares and Service Shares of the new Janus Institutional Money Market Fund and Janus Institutional Government Money Market Fund, respectively. Therefore, Janus applied the same analysis to the Proposed Transaction that was discussed with the Staff in connection with the Precedent Transaction and file a proxy statement on Schedule 14A rather than on Form N-14.

                                    APPENDIX

     Side-By-Side Comparison of Precedent Transaction & Proposed Transaction

--------------------- ----------------------------------------------- ---------------------------------------------
                      Precedent Transaction                           Proposed Transaction
--------------------- ----------------------------------------------- ---------------------------------------------
Step 1:               JAS designated the Retirement Shares class of   JIF will designate Institutional Shares and
Redesignation         each then current fund as a separate series     Service Shares classes of each of Janus
                      rather than just a separate class. Each         Money Market Fund and Janus Government
                      current fund allocated to the corresponding     Money Market Fund (the "Funds") as
                      newly-designated Retirement Shares series in    separate share classes of separate series
                      JAS a portion of its assets having a value      of JIF (each, a "Transition Series"). Each
                      equal to the aggregate net asset value of all   Fund will allocate to its corresponding
                      issued and outstanding shares of the            Transition Series a portion of its assets
                      Retirement Shares class.                        having a value equal to the aggregate net
                                                                      asset value of all issued and outstanding
                                                                      shares of the Institutional and Service
                                                                      Shares Classes.
--------------------- ----------------------------------------------- ---------------------------------------------
Step 2:               Each newly-designated Retirement Shares         Each Transition Series will then transfer
Transfer of           series then transferred all of its assets to    all of its assets to the corresponding
Assets &              the corresponding new Fund of JAD. In           share classes of the new JAD funds, more
Shares                exchange, each new JAD Fund delivered to the    specifically, Janus Institutional Money
                      corresponding Retirement Shares series new      Market Fund and Janus Institutional
                      Fund shares with a value equal to the value     Government Money Market Fund (the "New
                      of the assets allocated to the Retirement       Funds").  In exchange, each New Fund will
                      Shares.                                         deliver to the corresponding Transition
                                                                      Series New Fund shares with a value equal to
                                                                      the value of the assets allocated to the
                                                                      Institutional Shares and Service shares
                                                                      classes of the Transition Series.
--------------------- ----------------------------------------------- ---------------------------------------------

                                    EXHIBIT B

                      [on Goodwin Procter LLP letterhead]


November 28, 2006



U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention: Richard Pfordte, Esquire

Dear Mr. Pfordte:

We refer to the preliminary proxy statement filed with the Commission on October 20, 2006 by Janus Investment Fund, which proxy statement is designed to seek the approval of an Agreement and Plan of Reorganization from the shareholders of the Institutional Shares and Service Shares of Janus Money Market Fund and Janus Government Money Market Fund. This letter is being furnished to you in accordance with our discussion with you and your colleague, Mr. Green, on November 17, 2006 and your subsequent discussions with representatives of Janus Capital Management.

In accordance with your request, we hereby confirm that it is our view that the transactions described in the above-referenced preliminary proxy statement are within the scope of Rule 145(a)(2) under the Securities Act of 1933, as amended, as it has been interpreted by the Staff. We further confirm that under the Amended and Restated Agreement and Declaration of Trust of Janus Investment Fund, as currently in effect, no vote of Investor Shares of Janus Money Market Fund or Janus Government Money Market Fund is required with respect to the above-referenced Agreement and Plan of Reorganization.

We understand that the Staff has also asked for an explanation of why no vote of Investor Shares of Janus Money Market Fund and Janus Government Money Market Fund is required pursuant to Section 18(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), or Rule 18f-2 thereunder.

Section 18(i) provides, in relevant part that, "every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock." However, in accordance with Rule 18f-3 under the 1940 Act, a registered open-end fund may issue more than one class of voting stock, notwithstanding sections 18(f)(1) and 18(i) of the 1940 Act. We respectfully submit that the voting arrangements contemplated by the Agreement and Plan of Reorganization are consistent with subsection (2)(a) of Rule 18f-3, which requires that each class "shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement."

Rule 18f-2 provides, in relevant part that "a series company is a registered open-end investment company which, in accordance with the provisions of section 18(f)(2) of the Act, issues two or more classes or series of preferred or special stock each of which is preferred over all other classes or series in respect of assets specifically allocated to that class or series. Any matter required to be submitted . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter." Subsection (b) provides "[f]or the purposes of paragraph (a) of this Rule 18f-2, a class or series of stock will be deemed to be affected by such a matter, unless: . . . (2) the matter does not affect any interest of such class or series."

It is not clear that Rule 18f-2 is relevant in determining the voting rights of the Investor Shares of Janus Money Market Fund or Janus Government Money Market Fund.1 Nonetheless, assuming for purposes of this letter that the phrase "class or series" should be given its broadest meaning, the question would be whether the Investor Shares of each fund are a class of stock "affected" by the proposed Reorganizations.

The proposed Reorganizations will not result in any change in the investment program or contractual arrangements of Janus Money Market Fund or Janus Government Money Market Fund or the rights or privileges of the holders of Investor Shares. Indeed, while the current Funds will have a smaller asset size immediately following the transaction, management does not expect any increase in pro forma operating expense ratios borne by the holders of Investor Shares.2 Accordingly we think it is clear that the holders Investor Shares are not "affected" by the Reorganization.



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1 Rule 18f-2 predates the advent of modern multi-class capital structures.
  Rule 18f-2 was adopted in 1972 to define the circumstances under which the shareholders of a fund that was operating within a "series company" would have a separate vote on a particular matter, rather than voting collectively with the shareholders of all other funds within the series company. See Investment Company Act Release No. 7276 (August 8, 1972). Although, on its face,
  Rule 18f-2 uses the phrase "class or series of stock," that phrase is used to refer to "classes or series of preferred or special stock each of which is preferred over all other classes or series in respect of assets specifically allocated to that class or series," i.e. a "fund," "portfolio" or "series," in modern parlance.

2 Given the favorable facts present here, the Staff need not reach the question of whether Investor Class shareholders would be "affected" by the Reorganization solely because of an increase in expense ratios. We note however that it is quite common for the assets of one or more funds to leave a series company via a merger or other reorganization and we do not believe that the Commission or the Staff has ever interpreted Rule 17f-2 to require the approval of shareholders of each remaining fund, even where the decrease in total assets will have an adverse impact on the expense ratios of the remaining funds.

For the foregoing reason we respectfully submit that no vote of Investor Shares is required pursuant to Section 18(i) of the 1940 Act or Rule 18f-2 thereunder. Sincerely yours,

/s/ Geoffrey R.T. Kenyon

Geoffrey R.T. Kenyon

cc:  Larry Green, Esquire
     Stephanie Grauerholz-Lofton, Esquire
     Gregory P. Dulski, Esquire
     Christopher E. Palmer, Esquire

GRK/cbc